September 10, 2009

John Amand, President
World Wide Relics Inc.
817 West End Avenue, Suite 3 C
New York, N.Y. 10025

> RE: **World Wide Relics Inc. ("the company")**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed August 25, 2009**
> **File No. 333-159028**

Dear Mr. Amand:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that most of the responses in your letter dated August 11, 2009 state the report has been revised in accordance with the staff's comments. In future response letters to us please provide responses that specifically reference the applicable paragraph and page number where you have revised the filing in accordance with a staff comment and/or include the revised disclosure in your response.

2. As previously requested in comment #1 to the staff's letter dated June 3, 2009, please indicate by checking the appropriate box on the cover page whether the

company is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Please explain the sentence regarding Rule 434 or revise.

3. Please comply with prior comment #2 of our letter dated June 3, 2009.

4. We note counsel's response #3 in its letter dated August 11, 2009. Please include the thrust of that response in the prospectus under an appropriate heading.

5. Further, please expand the information to include the definition of independence. See Item 407(a)(1) of Regulation S-K and the instructions thereto.

Description of Business

History of the Company, page 17

6. We reissue the latter part of comment #11 from our June 3, 2009 letter. Please expand your discussion to disclose the involvement of any third parties in the determination to conduct the spin-off. Identify any third parties, describe their involvement, describe and quantify any past or proposed consideration payable to them. If no third parties have been involved, please confirm in a cover letter to your next amendment. In addition, please expand the disclosure to explain the reference to "review of strategic alternatives" in line 10 of the initial paragraph. What were the alternatives and who provided them?

7. We cannot locate where the information called for by comment #12 of the staff's letter of June 3, 2009. Please provide the disclosure required by Item 101(h)(4)(xii) of Regulation S-K.

The Technology, page 20

8. As previously requested, please remove the reference to Classic Costume Company as this disclosure relates to World Wide Relics.

9. Here or in another appropriate section, please identify the individual or entity who researches and designs the costumes to be produced for their authenticity.

10. Further, if the company has an agreement with that party, add appropriate disclosure as well as addressing all of the material provisions. Also, please file the executed agreement as an exhibit to the registration statement as required by Item 601(b) of Regulation S-K.

11. Please disclose whether or not the company has an agreement with UJNA International to manufacture its product line. If so, please disclose all of the

material terms to the agreement and file the executed agreement as an exhibit to the registration statement as required by Item 601(b) of Regulation S-K.

Products, page 20

12. The second paragraph states that the company "will be releasing a complete film company quality range of uniforms from both World War One and Two". Expand your discussion to disclose the intended time frame for the release of this new line.

13. Also, please explain the reference to "museum quality" and "film company quality." If this is management's opinion, please clarify.

Management's Discussion and Analysis or Plan of Operation, page 23

Plan of Operation

Overview, page 24

14. Please revise your discussion to provide some specificity with respect to the company's "new aggressive focus on the domestic hobby market" and "aggressive restructuring of our product line".

15. We note your response to comment 15 from our letter dated June 3, 2009 and we reissue our comment. The fact you are an online retailer without an operating website and possess limited capital resources creates an uncertainty that may have a material impact on revenue and operating income. See Item 303(A)(3)(ii) of Regulation S-K. Please specifically address the points outlined in the prior comment and plainly disclose them in your amended filing.

16. We note in paragraph one of the Overview section that you are having reasonable success selling British uniforms. Please reconcile this disclosure with that in paragraph five that you disclose a plan to eliminate these uniforms due to poor sales performance.

Liquidity and Capital Resources, page 28

17. As previously requested in comment #17 from the June 3, 2009 letter, please discuss the known demands to implement your business plan, the timing of these demands and the amount of funding to be required.

18. We note that the company does not have arrangements to obtain additional financing from sources other than possibly from the company's officers and directors. In light of the current economic environment, please address the potential effects on operations in the event financing is unavailable. We note your added disclosure on page 7, in "Our independent auditors have expressed

substantial doubt about our ability to continue as a going concern…" in this regard.

19. We note your response to comment 16 from our letter dated June 3, 2009 and we reissue our comment. In the fifth paragraph of the overview section, you state your belief that you will become cash flow positive in the second quarter of 2010, but you still do not disclose the key factors and assumptions that support your belief.

Results of Operations-Comparison for the Three and Six Months Ended June 30, 2009 to Three and Six Months Ended June 30, 2008, page 29

20. We note your response to comment 14 from our letter dated June 3, 2009 and we reissue our comment. Please revise your discussion to include a meaningful analysis of the significant events and transactions that occur during each of the required comparative periods. Do not recite numerical data contained in the consolidated financial statements or changes from year to year which are readily computable from the financial statements.

21. Please revise your table to reflect the three months ended June 30, 2009 and not March 31. Please also make certain the revised financial information reconciles. In this regard, we note the current information under the "2008" column heading does not agree with your interim financial statements and certain "$" and "%" changes do not compute.

Security Ownership of Certain Beneficial Owners and Management, page 32

22. As previously requested in comment #18 from our June 3, 2009 letter, please revise to provide Item 403(a) information before the spin-off "as of the most recent practicable date," in addition to the current table.

23. Please provide footnote disclosure to identify the natural person who beneficially owns the 16.6% of the common stock owned by Sichenzia Ross Friedman Ferrence LLP.

Selling Shareholders, page 32

24. You do not appear to be registering resales by recipients in the spin-off. Please explain or revise this heading.

25. We note the statement, "[A]s of June 30, 2009, there were approximately 41 shareholders of record of the Company's common stock on a proforma basis." Please revise to disclose the actual number of shareholders as of that date. In addition, if true, please indicate that after the spin-off, there will be 41 shareholders.

Index, page 43

26. We note your response to comment 19 from our letter dated June 3, 2009, and we reissue our comment. Please provide a detailed response explaining how the World Wide Relics, Inc. carved-out financial statements reflect all of the costs of doing business including certain expenses incurred by the parent company on its behalf. For example, it seems there are no charges for accounting, legal and other professional services associated with yearly financial statement audits and preparing regulatory filings as well as rent or officer salaries. Please also include your consideration of the following items noted in the December 31, 2008 Form 10-K of Classic Costume Company, Inc. ("Classic Costume"):

    - Item 14.(1) discloses that Classic Costume paid $24,000 and $11,000 for audit and review services in 2008 and 2007, respectively. Classic Costume's statement of operations presents audit fees of $48,000 and $11,000 for the same two periods.
    - In 2007, Classic Costume incurred professional fees of $500,000 for E. Todd Owens professional services and Mr. Owens also serves as a director for World Wide Relics. And;
    - In 2007 Classic Costume issued 2,354,117 common shares to its lawyers, Sichenzia Ross Friedman Ference LLP, for legal services and World Wide Relics recorded no legal fees.

27. Please tell us the nature of accounts payable and advance from shareholder recorded by Classic Costume in its Form10-K as of December 31, 2008, and why these items are not associated with World Wide Relics. In your response, describe the other business activities unrelated to WWR in which Classic Costume was engaged.

Report of Independent Registered Public Accounting Firm, page F-1

28. In paragraph one please revise to refer to the statements of stockholders' equity (deficit), and in paragraph three please also revise the report to opine on the financial position as of December 31, 2007 and the results of operations and cash flows for the two years ended December 31, 2008.

Statements of Operations, page F-3

29. Please re-revise your caption net loss to include the term net "income" (loss) since you reported net income in 2007.

Statements of Changes in Stockholders' Equity, page F-4

30. Please revise your statement of changes in stockholders' equity (deficit) to agree with amounts in your balance sheet, to be mathematically correct, and include the term deficit in your statement heading.

Statements of Cash Flows, page F-5

31. The $14,718 cash transfer from parent does not reconcile with the amount presented in the statement of equity (deficit). Further, the sum of the 2007 and 2008 amounts does not reconcile with cumulative total from inception to date amount. Please revise.

Notes to Financial Statements, page F-6

Our Business, page F-6

32. Please revise the business description in this paragraph to be consistent with your revisions in MD&A so it accurately describes the current decision to restructure your product line by discontinuing the sale of the British uniform line and introduce a Civil War uniform.

33. We note your response to comment 24 from our letter dated June 3, 2009 and we reissue our comment. Please clarify your disclosure to plainly describe what you mean by "final sales entry point". Tell us whether this means you intend to expand your product lines to carry British and German uniforms from both world wars.

Separation from Classic Costume Company, Inc. page F-6

34. Per SAB Topic 1.B.1, please revise the second paragraph to disclose the following:

The historical financial statements of World Wide Relics, Inc. for the periods presented represent carve-out financial statements from the business within Classic Costume Company, Inc.; and

Provide a statement explaining you applied specific identification as the allocation method used to allocate common expenses incurred by the parent company on the behalf of World Wide Relics, Inc. along with management's assertion that the method used is reasonable.

35. On this page you define the record date to be April 1, 2009 yet the filing still includes numerous references to November 1, 2008 as the record date. Please revise the defined term "Record Date" to be consistent throughout your filing.

Note 2 – Summary of Significant Accounting Policies, page F-6

36. We note your response to comment 26 from our letter dated June 3, 2009. Please revise your critical accounting policy in MD&A to also remove the reference to service revenue.

Balance Sheets, page F-12

37. The balance sheet as of December 31, 2008 appears to present equity amounts from the 2007 balance sheet. Please revise as appropriate.

38. Please tell us why inventory is fairly stated and how you applied the principle of lower of cost or estimate of net realizable value to value uniform inventory at June 30, 2009. Please include how you considered that products were sold at a loss during the year ended December 31, 2008; that no revenue was generated after year end; your decision to discontinue selling British uniforms; and the fact that inventory on hand has not changed significantly since December 31, 2007. See Chapter 4 of ARB 43 for additional guidance.

39. Please also tell us how much of the inventory on hand at June 30, 2009 represents British uniforms, German uniforms and other items.

40. Please tell us the nature of your accounts receivable for $2,500 as of June 30, 2009 and why you believe it is recoverable. Expand your footnotes to include a policy note for valuation of accounts receivable.

Statement of Operations (Unaudited), page F-13

41. Please revise your cumulative totals to report through the latest balance sheet date of June 30, 2009.

Statement of Changes in Stockholders' equity, page F-14

42. We note that certain amounts within your statement of changes in stockholders' equity does not reconcile to your balance sheets presented on page F-4 and F-12. Please revise your statement accordingly.

Signatures

43. As previously requested, please indicate the individual operating in the capacity of principal accounting officer or controller as specified in the instructions to the Form S-1.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Brian McAllister at (202) 551-3341 or Ryan Milne, accounting reviewer, at (202) 551-3688 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 or the undersigned at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax to Roger L. Fidler, Esq.
        at (201) 670-0888